December 31, 2020

Via E-mail
Raymond O. Gietz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 94104

       Re:    Prevail Therapeutics Inc.
              Schedule TO-T
              Filed December 22, 2020 by Tyto Acquisition Corporation, a wholly-owned subsidiary of Eli Lilly and Company
              File No. 5-91049

Dear Mr. Gietz:

       We have reviewed the above filing and have the following comments. Some of our comments may ask you to provide us with information so we may better understand the disclosure.

       Please respond to this letter by amending the filing or providing the requested information. If you do not believe our comments apply to the filing persons facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

Offer to Purchase

General

1. Please provide us with a legal analysis as to whether the contingent value rights are securities, the offer and sale of which should be registered under the Securities Act of
       1933. In preparing your response, it may be helpful to provide your analysis of prior staff no-action letters on this topic in support of your position.

2. Please provide us with your analysis as to how the offer complies with the prompt payment provisions of Exchange Act Rule 14e-1(c) and the disclosure requirements of
       Item 1004 of Regulation M-A, given the deferred nature of any contingent consideration and the uncertainty of the total consideration to be paid to security holders, respectively.
 Raymond O. Gietz, Esq.
Weil, Gotshal & Manges LLP
December 31, 2020
Page 2

      In your analysis, please address whether the rights that security holders receive would be considered enforceable as of the close of the offer under state law. Please also address in your analysis that if the Milestone is achieved from and after January 1, 2025, the
      Milestone Payment will be reduced by 1/48th per month (or approximately
8.3 cents per
      month) until December 1, 2028 (at which point the CVR will expire, and no amount will be payable thereunder).

3. We note section 6.4 of the Form of Contingent Value Rights Agreement, listed as Exhibit
      (d)(5) to the Schedule TO. Please revise the Offer to Purchase to disclose the contractual rights, if any, that the holders of CVRs have against the Surviving Corporation,
      Purchaser, Lilly and/or the Rights Agent, as defined in the Form of Contingent Value
      Rights Agreement, with respect to those parties    respective obligations
owed to holders
      of CVRs pursuant to the agreements. Disclose for example, any limitations imposed on the enforcement of rights by holders of CVRs .

4. Please prominently disclose, if true, that payment of the CVR is ultimately within the control of Lilly and/or the Surviving Corporation.

5. Please provide your analysis as to the materiality of bidder financial statements under
      Item 1010(a)-(b) of Regulation M-A. If you believe such disclosures are not required by
      Item 10 of Schedule TO and Item 1010(a) and (b) of Regulation M-A, please revise to
      disclose if true that (i) the bidder   s financial condition could
deteriorate such that it would
      not have the necessary cash or cash equivalents to make the required payments; (ii)
      holders of the rights to receive payments have no greater rights than those accorded to general unsecured creditors under applicable law; (iii) the rights would be effectively
      subordinated in right of payment to all of the bidder   s secured
obligations to the extent of
      the collateral securing such obligations; and (iv) the rights would be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of Lilly and the Surviving
      Corporation. Please also disclose the possible effects of a bankruptcy filing on the
      parties    payment obligations.

6.    Disclosure under the heading    Source and Amount of Funds    on page 15
suggests that
      Lilly may use as a source of funds necessary to satisfy Purchaser   s
payment obligations
      under the Merger Agreement and resulting from the Transactions borrowings at
      prevailing effective rates under Lilly   s commercial paper program.
Please provide the
      disclosure described in Item 1007(d) of Regulation M-A and, to the extent applicable,
      Item 1007(b). Refer to Item 7 of Schedule TO.

7. We note the disclosure in the penultimate paragraph on page 43 relating to the failure of
      Lilly, Purchaser or any other affiliate of Lilly to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the parties fail to assert the condition, they will not lose the right to assert the condition at a later time.
      Please note that when a condition is triggered and a party decides to proceed with the
 Raymond O. Gietz, Esq.
Weil, Gotshal & Manges LLP
December 31, 2020
Page 3

       offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, the bidder may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidder should inform holders how it intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the parties understanding on both points in your response letter.

                                              *   *   *

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact me at (202) 551-3444 with any questions.

                                                            Sincerely,

                                                            /s/ Perry J. Hindin

                                                            Perry J. Hindin
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions